Exhibit 14.1

Code of Ethics for Chief Executive, President & Chief Operating Officer, Chief Financial Officer and Other Executive Officers

The Company’s Board of Directors has adopted the following Code of Ethics for its Chief Executive Officer, President & Chief Operating Officer, Chief Financial Officer and other Executive Officers. (“the Executives”).

To the best of their knowledge and ability, the Executives shall:

1.	Act with honesty and integrity, including the ethical handling of actual or apparent conflicts of interest between personal and professional relationships;

2.	Comply with applicable governmental laws, rules and regulations;

3.	Promote the prompt internal reporting of violations of this Code of Ethics to the Audit Committee or Chairman of the Board of Directors;

4.	Respect the confidentiality of information acquired in the course of employment;

5.	Proactively promote ethical and honest behavior within US Ecology and its consolidated subsidiaries.

6.
The CEO, CFO and other Senior Financial Officers are responsible for full, fair, accurate, timely and understandable financial disclosure in reports and documents filed by the Company with the Securities and Exchange Commission and in other public communications made by the Company. The Company’s accounting records must be maintained in accordance with all applicable laws and standards, must be proper, supported and classified, and must not contain any false or misleading entries.  Other Executives are responsible for reviewing financial disclosures in reports filed with the Securities and Exchange Commission and reporting to the CFO if such disclosures are not accurate and complete.

7.
The CEO, CFO and other Senior Financial Officers are responsible for the Company’s system of internal financial controls. The CEO or CFO shall promptly bring to the attention of the Audit Committee of the Board of Directors and the other Executives shall bring to the attention of the CEO or CFO any information they may have concerning (a) significant deficiencies in the design or operation of internal controls which could adversely affect the Company’s ability to record, process, summarize and report financial data, (b) any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s financial reporting, disclosures or internal controls, or (c) any false or misleading accounting entries or evidence of non-compliance with applicable accounting laws and standards.

8.
The Executives may not compete with the Company. The Executives shall promptly bring to the attention of the Chairman of the Board and the Chairman of the Audit Committee any information they may have concerning any actual or apparent conflicts of interest between personal and professional relationships, involving any management or other employees.

9.
The Company is committed to complying with both the letter and the spirit of all applicable laws, rules and regulations. The Executives shall promptly bring to the attention of the Chairman of the Board and the Chairman of the Audit Committee any information the Executives may have concerning evidence of a material violation of the securities or other laws, rules or regulations applicable to the Company or its employees or agents.

10.
The Executives shall promptly bring to the attention of the Chairman of the Board and the Chairman of the Audit Committee any information the Executives may have concerning any violation of this Code of Ethics. The Board of Directors may determine, or designate appropriate persons to determine, appropriate additional disciplinary or other actions to be taken in the event of violations of this Code of Ethics by the Executives.

Agreed and Acknowledged

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